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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186788

PROSPECTUS SUPPLEMENT
(To prospectus and prospectus supplement each dated February 22, 2013)

        This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus dated February 22, 2013, as supplemented by the prospectus supplement dated February 22, 2013. The purpose of this supplement is to disclose amendments to our Dividend Reinvestment and Stock Purchase Plan (the "Plan") that have been approved by our Board of Directors pursuant to authority provided in the Plan.

        The following disclosure replaces the section entitled "Optional Investments in Excess of Plan Limits" on page S-8 of the prospectus supplement dated February 22, 2013. A copy of the complete prospectus, as amended and supplemented, may also be obtained from the Plan Administrator upon request.

Waiver Requests within an Announced Waiver Discount Period.

        Optional cash investments of more than $50,000 per month (including any initial investments in excess of $50,000) ("Large Cash Purchase") may be made only by investors that submit a request for waiver. Large Cash Purchase requests may be approved by us in our sole discretion at any time.

        Submission of Requests for Waiver.    Investors who wish to make Large Cash Purchases for any month should telephone Wells Fargo Shareowner Services at 1-877-218-2434 or Realty Income at 1-855-204-9800 or access Realty Income's corporate website to determine if we will be considering Large Cash Purchase requests for such month. When you inquire, you will be informed of one of the following:

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  that we are not currently considering Large Cash Purchase requests; or

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  that we will be considering Large Cash Purchase requests, in which case we will provide information about submitting a Large Cash Purchase request form.

        Large Cash Purchase request forms may be obtained online through our website at www.RealtyIncome.com/WaiverRequest or by requesting a copy by calling Wells Fargo Shareowner Services at 1-877-218-2434. We must receive completed Large Cash Purchase requests by delivery to Waiver-Discount@RealtyIncome.com by no later than 1:00 p.m. Pacific Time on the third business day before the first day of the "pricing period" for the applicable waiver period, as described below. We will notify by return email or by telephone any investor whose Large Cash Purchase request has been approved (including the amount of the investment approved) by 1:00 p.m. Pacific Time on the second business day before the first day of the applicable pricing period. The Plan Administrator must receive good funds relating to any approved Large Cash Purchase request by wire transfer to the account designated by us no later than 12:00 p.m. Pacific Time on the business day before the first day of the applicable pricing period. All such funds received after 12:00 p.m. Pacific Time on such business day may be returned without interest.

        Action on Large Cash Purchase Requests.    We have the sole discretion to grant or refuse to grant, in whole or in part, a Large Cash Purchase request. In acting on a Large Cash Purchase request, we will consider relevant factors, including without limitation:

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  whether the Plan is then purchasing shares of common stock from us or in the open market;

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  our need for additional funds;

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  the attractiveness of obtaining funds through the sale of shares of common stock under the Plan compared to other available sources of funds;

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  the purchase price likely to apply to any sale of shares of common stock under the Plan;

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  the party submitting the request, including the extent and nature of that party's prior participation in the Plan and the number of shares of common stock held by that party; and

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  the aggregate amount of Large Cash Purchases in excess of $50,000 for the month for which we have received Large Cash Purchase requests under the Plan.

Large Cash Purchases will be priced as follows:

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  To determine the purchase price of shares of common stock purchased from us pursuant to a Large Cash Purchase request, we will fix the number of trading days in the "pricing period" for the applicable investment. The pricing period generally will consist of one to 15 consecutive trading days, unless the pricing period is extended as described below. On each trading day, we will generally apply an equal portion of the amount approved for investment pursuant to a Large Cash Purchase request to the purchase of shares of common stock, subject to the qualifications described below. Each day in the pricing period on which shares of common stock are purchased is referred to as a "Purchase Date." The price for shares of common stock purchased on each Purchase Date in a pricing period will be equal to 100% (less any applicable discount, as described below) of the composite volume weighted average price, rounded to four decimal places, of shares of common stock, as traded on the composite exchanges during regular NYSE hours on the Purchase Date. We will obtain this composite exchange pricing information from Bloomberg, LP or, if Bloomberg, LP is no longer providing this information, another authoritative source.

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  We may establish for each pricing period a minimum, or "threshold," price applicable to purchases made pursuant to a Large Cash Purchase request. We will make this determination in our discretion after a review of, among other factors, current market conditions, the level of participation in the Plan and our current and projected capital needs. We will notify an investor of the establishment of a threshold price at the time the Large Cash Purchase request has been approved.

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  If established for any pricing period, the threshold price will be stated as a dollar amount which the composite volume weighted average price of shares of common stock, rounded to four decimal places, as traded during regular NYSE hours, must equal or exceed for each trading day of such pricing period (not adjusted for discounts, if any) in order for such trading day to be considered a Purchase Date.

Except as provided below, any trading day for which such volume weighted average price is less than the applicable threshold price will not be considered a Purchase Date, and no funds will be invested in shares of common stock on that date. Funds that are not invested will be returned without interest, as described below.

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  The establishment of the threshold price and the potential return of a portion of investment funds apply only to investments made pursuant to Large Cash Purchase requests. Establishing a threshold price for a particular pricing period will not affect the establishment of a threshold price for any subsequent pricing period.

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  If we establish a threshold price for any pricing period, we may elect to extend that pricing period. If we do so, the initial pricing period may be extended by the number of trading days during the initial pricing period, up to three trading days, during which the threshold price is not satisfied or there are no trades of shares of common stock on the composite exchanges.

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  Neither we nor the Plan Administrator are required to notify you that a threshold price has been established for any pricing period.

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  If we elect to grant a pricing period extension and the threshold price is satisfied for any additional trading day during an extension, that trading day will be included as a Purchase Date for the extended pricing period. For example, if the extension feature is in use and the initial pricing period is ten trading days, but the threshold price is not satisfied on three out of those ten days, the pricing period will be extended by three trading days. If the threshold price is satisfied on any of the three trading days during the extension period, each of those three trading days will be a Purchase Date for that pricing period.

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  We may, in our sole discretion, establish a discount from the market price otherwise applicable to Large Cash Purchases (including initial investments) made pursuant to a request for waiver, but we are not obligated to do so. Any discount (including any applicable brokerage fees paid by us) may be 0.0% to 1.25% of the regular market price and may be varied by us in our sole discretion. We may establish any discount in our sole discretion after a review of, among other factors, current market conditions, the level of participation in the Plan, the attractiveness of obtaining financing through the sale of shares of common stock as compared to other sources of funds, and our current and projected capital needs. Establishing a discount for a particular pricing period will not affect the establishment of a discount for any subsequent pricing period.

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  Any investor purchasing shares of common stock pursuant to a request for a Large Cash Purchase will be treated as the beneficial owner of all shares of common stock purchased on each Purchase Date in the applicable pricing period as of the close of business on such Purchase Date, although Plan shares of common stock will not be credited to such investor's account until the conclusion of the pricing period unless we elect to use the "continuous settlement feature" described below for that pricing period.

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  If we elect to use the continuous settlement feature, shares of common stock will be credited to the Plan accounts of investors purchasing shares of common stock pursuant to requests for a Large Cash Purchase within three business days after each Purchase Date. We may activate the continuous settlement feature for a particular investment at the time we determine other pricing terms in respect of shares of common stock to be sold pursuant to a Large Cash Purchase request.

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  We will return, without interest, any amount to be invested pursuant to a Large Cash Purchase request that is not applied to the purchase of shares of common stock because the threshold price is not met or shares of common stock are not traded on the composite exchanges on any trading day during a pricing period or extension, as applicable. Any such uninvested funds will be returned within five business days after the last day of the applicable pricing period, as it may be extended. The amount returned will be based on the number of days on which the threshold price was not satisfied or no trades were reported on the composite exchanges compared to the total number of days in the pricing period or extended pricing period, as applicable. For example, the amount returned for a ten-day pricing period will equal one-tenth of the total amount of your proposed Large Cash Purchase investment for each trading day on which the threshold price is not satisfied or shares of common stock are not traded on the composite exchanges.

        From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver for Large Cash Purchases under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

        We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $50,000 made by one or more participants in the Plan or new investors, at any time and from time to time, prior to the granting of any request for waiver.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 22, 2013 and in our periodic reports and other information we file with the Securities and Exchange Commission.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus supplement is November 21, 2013.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-186788